FI 75 10 (Ed. 11/16)

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                                                                   Bond No. FS 5245121 15 00

Item 1.   Name of Insured (herein called Insured): Integrity Viking Funds

Principal Address:                                 1 Main Street North, P.O. Box 500 Minot, ND 58702

Item 2.   Bond Period: from 12:01 a.m. on 10/03/2017 to 10/03/2018 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof, Amount applicable to
		Limit of Liability	Deductible
	Insuring Agreement (A)-Fidelity	$ 2,025,000	$ 0
	Insuring Agreement (B)-On Premises	$ 2,025,000	$ 50,000
	Insuring Agreement (C)-In Transit	$ 2,025,000	$ 50,000
	Insuring Agreement (D)-Forgery or Alteration	$ 2,025,000	$ 50,000
	Insuring Agreement (E)-Securities	$ 2,025,000	$ 50,000
	Insuring Agreement (F)-Counterfeit Currency	$ 2,025,000	$ 50,000
	Insuring Agreement (G)-Stop Payment	$ 100,000	$ 5,000
	Insuring Agreement (H)-Uncollectible Items of Deposit	$ 100,000	$ 5,000
	Insuring Agreement (I)-Audit Expense	$ 100,000	$ 5,000
	Insuring Agreement (J)-Telefacsimile Transmissions	$ 2,025,000	$ 50,000
	Insuring Agreement (K)-Unauthorized Signatures	$ 100,000	$ 5,000
Optional Insuring Agreements and Coverages
	Insuring Agreement (L)-Computer Systems	$ 2,025,000	$ 50,000
	Insuring Agreement (M)-Automated Phone Systems	$ Not Covered	$ N/A
	Insuring Agreement (N)-Fraudulent Transfer Instructions	$ Not Covered	$ N/A

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4.   Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A.  All the Insured’s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5.   The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6.   The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

FS 5245121 14

such termination or cancellation to be effective as of the time this Bond becomes effective.

FI  75  11  (Ed.  08/15)

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the  Declarations  made  a  part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which  an amount of  insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to  indemnify and hold harmless the Insured for:

INSURING   AGREEMENTS

FIDELITY

(A)   Loss resulting from any dishonest or  fraudu- lent act(s), including Larceny or Embezzlement committed by an Employee, committed any- where and whether committed alone or in collusion with others, including loss of  Prop- erty resulting from such acts of an Employee, which Property is held by the Insured  for any purpose or in any capacity and  whether  so held gratuitously or not and  whether  or  not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall  mean  only  dishonest or fraudulent act(s) committed by such Em- ployee with  the manifest intent:

(a)     to cause the Insured to sustain  such  loss; and

(b)     to obtain financial benefit for the  Em- ployee, or  for any other person or or- ganization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course  of  employment.

ON PREMISES

(B)  Loss of Property (occurring with or without negligence or violence) through robbery, bur- glary, Larceny, theft, holdup,  or other  fraudu- lent means, misplacement, mysterious unex- plainable disappearance, damage thereto or destruction thereof, abstraction or  removal from the possession,  custody  or  control  of the Insured, and loss of subscription, conver- sion, redemption  or  deposit  privileges  through the misplacement or loss  of  Property,  while the Property is (or is supposed or believed by the Insured to be) lodged or deposited  within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in  the mail or with a carrier for hire other than an armored motor vehicle company, for the pur- pose  of  transportation.

Offices  and Equipment

(1)   Loss of or damage  to  furnishings,  fix- tures, stationary, supplies or equipment, within any of the Insured's offices  cov- ered under this  Bond  caused  by  Larceny or theft in, or by burglary, robbery  or hold-up of  such  office,  or  attempt thereat, or by vandalism or malicious mis- chief; or

(2)   loss through damage to any such office by Larceny or theft in, or by burglary,  rob- bery or hold-up of such office or attempt thereat.

IN TRANSIT

(C)   Loss of Property (occurring with or without negligence or violence) through robbery, Lar- ceny, theft, hold-up, misplacement, mysteri- ous unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle  company,  for   the  purpose  of   trans-

portation, such transit  to  begin  immediately upon receipt of such Property by the trans- porting person or persons, and to end imme- diately upon delivery thereof  at destination.

FORGERY OR ALTERATION

(D)  Loss through FORGERY or ALTERATION of,  on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promis- sory notes, or  other  written  promises,  orders or directions to pay  sums  certain  in  money due bills, money  orders,  warrants,  orders upon public treasuries, letters  of  credit,  writ- ten instructions, advices or applications  di- rected to the Insured, authorizing or acknowl- edging the transfer, payment, delivery or re- ceipt of funds  or  Property, which  instructions or advices  or  applications  purport  to  have been signed or endorsed  by  any  customer  of the Insured, shareholder or subscriber  to shares, whether certificated  or  uncertificated, of any Investment Company or by any financial or banking institution or stock-broker  but which instructions, advices or applications ei- ther bear the forged signature or Endorse- ment or have been altered without the knowl- edge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of  an  Invest- ment Company, financial  or  banking  institution or stockbroker, withdrawal orders or  receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for  Prop- erty and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or  not  cov- erage for  Insuring Agreement (F)  is  provided for  in the Declarations of  this Bond.

Any check or draft (a) made payable to  a fictitious payee and endorsed in the name  of such fictitious payee or (b) procured in a transaction with the  maker  or  drawer  thereof or with one  acting as an agent of  such maker or drawer or  anyone  impersonating   another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged  as to  such Endorsement.

Mechanically reproduced  facsimile  signatures are treated the same as handwritten signa- tures.

SECURITIES

(E)  Loss sustained by the Insured, including loss sustained by reason of a violation of the con- stitution, by-laws, rules or regulations of  any Self Regulatory Organization of which the In- sured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization  if  the  Insured  had been a member thereof,

(1)   through the Insured's having, in good  faith and in the course of business, whether for its own account or for the  account  of others, in any representative, fiduciary, agency or any other capacity, either gra- tuitously or otherwise, purchased or oth- erwise acquired, accepted or received, or sold or delivered, or given any value, ex- tended any credit or  assumed  any  liability, on the faith of, or otherwise  acted  upon, any securities, documents or other written instruments which prove  to  have been

(a)     counterfeited,  or

(b)     forged as to the  signature  of  any maker, drawer, issuer, endorser, as- signor, lessee, transfer agent or regis- trar, acceptor, surety  or  guarantor  or as to the signature of  any  person signing in any other capacity, or

(c)     raised or otherwise altered, or lost,  or stolen, or

(2)   through the Insured's having, in good  faith and in the  course  of  business,  guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured,  upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorse- ments or other obligations upon or in connection with any  securities,  documents or other written  instruments  and  which pass or purport to pass title to such se- curities, documents or other written in- struments; EXCLUDING, losses caused by FORGERY or ALTERATION  of,  on  or  in those instruments covered under Insuring Agreement  (D) hereof.

Securities, documents or other written instru- ments shall be deemed to mean original (in- cluding original counterparts) negotiable or non-negotiable   agreements   which   in  and  of

themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of  business,  transferable  by  delivery of such agreements with any necessary En- dorsement  or  assignment.

The word "counterfeited" as used in this In- suring Agreement  shall be deemed  to  mean any security, document or other written in- strument which is intended  to  deceive  and  to be taken for  an original.

Mechanically reproduced  facsimile  signatures are treated the same as handwritten signa- tures.

COUNTERFEIT  CURRENCY

(F)  Loss through the receipt by the Insured, in good faith, of any counterfeited  money  or- ders or altered paper  currencies  or  coin  of the United States of America or Canada issued or purporting to have  been  issued  by  the United States of America or Canada or issued pursuant to a United States of America  or Canadian statute for  use as currency.

STOP  PAYMENT

(G)  Loss against any and all sums which the In- sured shall become obligated to pay by reason of the Liability imposed upon  the  Insured  by law for  damages:

For having either complied with or failed to comply with any written notice of any cus- tomer, shareholder or subscriber of the In- sured or  any  Authorized  Representative  of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such  customer, shareholder or sub- scriber or any Authorized Representative  of such customer,  shareholder or  subscriber, or

For having refused to pay any check or draft made or drawn  by  any  customer,  shareholder or subscriber of  the Insured, or any Autho- rized Representative of such customer, shareholder  or  Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

(H)  Loss resulting from payments of dividends or fund shares, or  withdrawals  permitted  from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit  of   a  customer,  shareholder  or  sub-

scriber credited by the  Insured  or  the  In- sured's agent to such customer's, sharehol- der's or  subscriber's Mutual Fund Account: or loss resulting from any  item of Deposit pro- cessed through an Automated Clearing House which is reversed by the  customer,  sharehol- der or subscriber and deemed uncollectible by the  Insured.

Loss includes dividends and interest  accrued not to exceed 15% of the Uncollectible items which  are deposited.

This Insuring Agreement applies to all Mutual Funds with  "exchange  privileges"  if  all  Fund(s) in the  exchange  program  are  insured  by  a Great American  Insurance Company of Cin- cinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions be- tween Fund(s) the minimum number of days of deposit within the  Fund(s)  before  withdrawal as declared in the  Fund(s)  prospectus  shall begin from the date a deposit was first cred- ited to  any Insured Fund(s).

AUDIT  EXPENSE

(I)     Expense incurred by  the  Insured  for  that  part of the costs of audits or examinations  re- quired by any governmental regulatory au- thority to  be conducted either by such au- thority or by an independent  accountant by reason of the discovery of  loss  sustained  by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement  of any of the Employees. The total liability of the Underwriter for such expense by reason  of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such  expense  shall be deemed to be a loss  sustained  by  the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement  of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit  of  Liability  stated  in  Insuring  Agreement

(A)  in Item 3  of  the Declarations. TELEFACSIMILE  TRANSMISSIONS

(J)     Loss resulting  by reason  of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account,   or   given   any  value  relying   on   any

fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmis- sion directed to the Insured, authorizing  or acknowledging the transfer, payment, or de- livery of funds  or  property,  the  establishment of a credit, debiting of any account, or  the giving of value by the Insured, but only if such telefacsimile  instructions:

(1)   bear a valid test key  exchanged  between the Insured and a customer or another financial institution with  authority  to  use such test key  for  Telefacsimile  instruc- tions in the ordinary  course  of  business, but which test key has been wrongfully obtained by a person who was not au- thorized to initiate, make, validate or au- thenticate a test key arrangement; and

(2)   fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are trans- mitted without the knowledge  or  consent of such customer or  financial institution by a person other than such customer or fi- nancial institution and which bear a forged signature.

"Telefacsimile" means a system of trans- mitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its com- munication room for the purposes of re- producing a  copy  of  said  document.  It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated  Clearing  House.

UNAUTHORIZED  SIGNATURES

(K)     Loss resulting directly from the Insured having accepted, paid or cashed any check or with- drawal order, draft, made or drawn on a cus- tomer's account which bears the signature or Endorsement of one other than  a  person whose name and signature is on  the  applica- tion on file with the Insured as a signatory on such  account.

It shall be a condition precedent to the In- sured's right to recovery under this Insuring Agreement that the Insured shall have  on file signatures of all persons who are au- thorized signatories  on  such account.

GENERAL   AGREEMENTS

(A)   ADDITIONAL  OFFICES OR EMPLOYEES-  CON- SOLIDATION  OR  MERGER-NOTICE

(1)   If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their  establishment,  respectively. No notice to the Underwriter of an in- crease during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be  paid  for  the  remainder of  such premium period.

(2)   If an Investment Company, named as In- sured herein, shall, while this Bond is in force, merge or consolidate with, or pur- chase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such   acquisition   within   60   days   of   said

date, and an additional premium shall be computed only if such acquisition involves additional offices  or  employees.

WARRANTY

(B)  No statement made by or on behalf of the Insured, whether contained  in  the  application or otherwise, shall be deemed to be  a  war- ranty of anything except that it is  true  to  the best of the knowledge and belief  of  the per- son making the statement.

COURT COSTS AND ATTORNEYS' FEES

(Applicable to all Insuring Agreements or Cov- erages now or hereafter forming part of this Bond)

(C)   The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in de- fense, whether or not successful,  whether  or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought   against   the   Insured   to   enforce   the

lnsured's liability or  alleged  liability  on  account of any loss, claim or damage which, if estab- lished against the Insured, would constitute a loss sustained by the Insured  covered  under the  terms  of  this   Bond  provided,  however, that with respect  to  Insuring  Agreement  (A) this indemnity shall apply only in the event that

(1)   an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or  Embezzlement; or

(2)   an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny  or  Embezzlement;

(3)   in the absence of (1) or (2) above an ar- bitration panel agrees, after a review of an agreed statement of facts, that an Em- ployee would be found guilty of dis- honesty if such Employee were prosecut- ed.

The Insured shall promptly give notice to the Underwriter of any such suit or legal pro- ceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Under- writer to conduct the defense  of such suit or legal proceeding, in  the  Insured's  name, through  attorneys  of  the  Underwriter's  selec-

tion. In such event, the Insured shall give all reasonable information and  assistance  which the Underwriter shall deem necessary to the proper defense of such suit or legal pro- ceeding.

If the Insured's liability or alleged liability is greater  than  the  amount  recoverable  under this Bond, or if a Deductible Amount is ap- plicable, the liability of the Underwriter  under this General Agreement is limited to that per- centage of litigation expense determined  by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the ap- plicable  Insuring  Agreement.

FORMER  EMPLOYEE

(D)  Acts of Employee, as defined in this Bond, are covered under Insuring Agreement  (A)  only while the Employee is in the  Insured's employ. Should loss involving a former  Employee  of the Insured be discovered subsequent to the termination  of  employment,  coverage  would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope  of  his/her employment.

THE  FOREGOING  INSURING  AGREEMENTS  AND GENERAL  AGREEMENTS  ARE  SUBJECT  TO

THE  FOLLOWING  CONDITIONS  AND  LIMITATIONS:

SECTION  1.  DEFINITIONS

The following terms, as used in this Bond,  shall have the respective meanings stated in  this  Sec- tion:

(a)     Employee  means:

(1)   any of the Insured's officers, partners, or employees,  and

(2)   any of the officers or employees of any predecessor of the Insured whose  princi- pal assets are acquired by the Insured by consolidation or merger  with,  or  purchase of assets of capital stock of such pre- decessor,  and

(3)   attorneys retained by the Insured to per- form legal services for the Insured and the employees  of   such  attorneys  while  such

attorneys or the employees of such attor- neys are performing such services for the Insured,  and

(4)   guest students pursuing their  studies  or duties in any of  the Insured's offices, and

(5)   directors or trustees of the Insured, the investment advisor, underwriter (distribu- tor), transfer agent, or shareholder ac- counting record keeper,  or administrator authorized by written agreement to keep financial  and/or  other  required  records, but only while performing acts  coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access  to  the  Property  of the Insured, and

(6)   any individual or individuals assigned to perform the usual duties of an employee within the premises of  the Insured by contract, or by any agency furnishing temporary personnel on a contingent  or part-time  basis, and

(7)   each natural person, partnership or cor- poration authorized by written agreement with the Insured to perform services as electronic data processor of  checks  or other accounting records of  the  Insured, but excluding  any  such  processor  who acts as transfer agent or  in  any  other agency capacity in  issuing  checks,  drafts or securities for the Insured, unless in- cluded under Sub-section  (9) hereof,  and

(8)   those  persons  so  designated  in   section 15,  Central Handling of  Securities, and

(9)   any officer,  partner or  Employee of

(a)     an investment  advisor,

(b)     an underwriter  (distributor),

(c)     a transfer agent or shareholder ac- counting  record-keeper,  or

(d)     an administrator authorized by written agreement to keep  financial  and/or other required records, for an Invest- ment Company, named as Insured while performing acts  coming  within  the scope of the usual duties of an officer or Employee of any Investment Com- pany named as Insured herein, or while acting as a member of any committee duly elected or  appointed  to  examine or audit or  have custody  of  or  access to the Property  of any such Invest- ment Company  provided that  only Em- ployees  or  partners  of  a  transfer agent, shareholder accounting record- keeper or administrator which is an affiliated person as defined in the In- vestment Company Act of 1940,  of an Investment Company named as Insured, or is an affiliated person of  the ad- viser, underwriter or administrator of such Investment Company,  and  which is not a bank, shall  be  included  within the definition of  Employee.

Each employer of temporary  person- nel or processors as set forth in Sub- Sections (6) and (7)  of  Section  1  (a) and  their  partners,  officers   and  em-

ployees shall collectively be deemed to be one person for all the  purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or repre- sentatives of the same general char- acter shall not be considered Employ- ees.

(b)     Property means money  (i.e.  currency,  coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bul- lion, precious metals of all kinds and  in  any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certif- icates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon  interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, includ- ing books of account  and other  records  used by the Insured in the conduct  of  its  business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumer- ated above (but excluding all data processing records) in which  the  Insured  has  an  interest or in which the Insured  acquired  or  should have acquired an interest by  reason of a pre- decessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal  assets  of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any  pur- pose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)     Forgery means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d)     Larceny and Embezzlement as it applies to any named Insured  means  those  acts  as  set  forth in Section 37 of  the Investment Company Act of  1940.

(e)     Items of Deposit means any  one  or  more checks  and drafts.

SECTION  2.  EXCLUSIONS THIS BOND DOES NOT COVER:

(a)     loss effected directly  or  indirectly  by  means of forgery or alteration of, on or in any in- strument, except when covered by Insuring Agreement (A), (D), (E) or  (F).

(b)     loss due to  riot or civil commotion outside the United States of America and Canada; or  loss due to military,  naval  or  usurped  power,  war or insurrection unless such loss  occurs  in transit in the circumstances recited in Insuring Agreement (D) and unless, when such transit was initiated, there was no knowledge of such riot,  civil  commotion,  military,   naval   or usurped power,  war  or  insurrection  on  the part of any person acting for the Insured in initiating  such  transit.

(c)     loss, in time of peace or war, directly  or indirectly caused  by or resulting from the ef- fects of nuclear fission or fusion or radioac- tivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of  nuclear energy.

(d)     loss resulting from any  wrongful  act  or  acts of any person who  is a member of  the Board of Directors of the Insured  or  a  member  of any equivalent body by  whatsoever  name known unless such person is also  an  Em- ployee or an elected official, partial owner or partner of the  Insured in some other capacity, nor, in any event,  loss  resulting  from  the  act or acts of any person while acting in  the capacity of a member of such Board or equivalent  body.

(e)     loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized  or  unauthorized  and whether procured in  good  faith  or  through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agree- ment (A), (E) or (F).

(f)      loss resulting from any violation by the In- sured or  by any Employee

(1)   of law regulating (a) the issuance, purchase or sale of securities, (b) securities trans- actions upon Security Exchanges or  over the counter market, (c) Investment Com- panies, or  (d) Investment Advisors, or

(2)   of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or  (E).

(g)     loss of Property or loss  of  privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any  armored motor vehicle company, unless  such  loss  shall be in excess of the amount recovered  or received by the Insured under  (a) the  Insured's contract with said armored motor vehicle company, (b) insurance carried by  said  ar- mored motor vehicle company  for  the  benefit of users of its service, and (c) all other insur- ance and indemnity  in  force  in  whatsoever form carried by or for the benefit of users of said armored motor vehicle company's ser- vice, and then this Bond shall cover only such excess.

(h)     potential income, including but not limited to interest and dividends, not realized by the In- sured because of a loss covered under this Bond, except as included under Insuring Agreement  (I).

(i)     all damages of any type for  which  the Insured is legally liable, except direct compensatory damages arising from a loss  covered  under this Bond.

(j)      loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)   to do bodily harm to any person,  except loss of Property  in  transit  in  the  custody of any person acting as messenger pro- vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)   to do damage to  the premises or  Property of the Insured, except when  covered  un- der  Insuring Agreement (A).

(k)     all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this  Bond  un- less such indemnity is provided for under In- suring Agreement  (I).

(l)     loss resulting from payments made or with- drawals from the account  of  a  customer  of the Insured, shareholder or  subscriber  to shares involving  funds erroneously credited to such account, unless  such  payments  are  made to or withdrawn by such  depositor or repre- sentative of such person, who is within the premises of the  drawee  bank  of  the  Insured or within the office of  the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring  Agreement (A).

(m)     any loss resulting from Uncollectible Items of Deposit which are drawn from a financial in- stitution outside the fifty states of the United States of America, District of Columbia, and territories and possessions  of  the  United States of  America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford  coverage  in  favor  of any Employers of temporary personnel or of processors  as  set  forth  in  sub-sections  (6)  and

(7) of Section 1(a) of this Bond, as aforesaid, and upon payment to the  insured  by  the  Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzle- ment committed by  any  of  the  partners,  officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's  rights  and  causes  of  action as it may  have  against  such  Employers  by  reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all pa- pers necessary to secure to the Underwriter the rights herein provided  for.

SECTION  4.  LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in  the Declarations  and the Under- writer  shall  not  be  liable  hereunder  for  loss  sus-

tained by anyone other than the Insured unless the Insured, in its sole discretion and at  its  option, shall include such loss in the Insured's  proof  of loss. At the earliest practicable moment after dis- covery of any loss hereunder  the  Insured  shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof  of loss with full particulars. If claim  is  made  under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares  is  identified in such proof of loss by a certificate or Bond number or,  where such securities or shares are uncertificated, by such identification means as  agreed to by the Underwriter. The Underwriter  shall  have  thirty days after notice  and proof  of  loss  within  which to investigate the claim, and this shall apply not- withstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss here- under shall not be  brought  prior  to  the  expiration of sixty days after such  proof  of  loss  is  filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or  proceeding  to recover hereunder on account of any judgment against the Insured in any suit  mentioned  in  Gen- eral Agreement C or to recover attorneys'  fees paid in any such  suit, shall be begun  within twen- ty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond  is  prohibited  by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation per- mitted by such law.

Discovery  occurs  when  the Insured

(a)     becomes aware of  facts, or

(b)     receives written notice of an actual or  poten- tial claim by a third  party  which  alleges  that the Insured is liable under circumstance which would cause a reasonable person to as- sume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of  loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of ac- counts or other records used  by  the  Insured  in the conduct of its business, for  the loss of  which a  claim  shall  be  made  hereunder,  shall  be  deter-

mined by the average market value of such Prop- erty on the business day next preceding the dis- covery of such loss; provided, however, that the value of any Property  replaced  by  the   Insured prior to the payment  of  claim  therefor  shall  be the actual market value at the time of  replace- ment; and further provided  that  in  case  of  a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, con- version, redemption or  deposit  privileges,  the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not dis- covered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or  by arbitration.

In case of any loss or damage to Property con- sisting of books of accounts  or  other  records used by the Insured in the conduct of its business, the Underwriter shall be  liable  under  this  Bond only if such books or records are actually repro- duced and then for not more than  the  cost  of blank books, blank pages or  other  materials  plus the cost of labor for the actual transcription or copying of data which  shall  have  been  furnished by the Insured in order to  reproduce  such  books and other  records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of  damage  to  any  office  of  the  Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or  vaults therin,  the  Underwriter  shall  not  be  liable  for more than the actual cash value thereof, or  for more than the actual cost of their  replacement or repair. The Underwriter may, at its election, pay such actual cash  value  or  make  such  replacement or repair. If the Underwriter  and the Insured can- not agree upon such cash value or such cost or replacement or repair,  such  shall  be  determined by  arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value  of  which  is  in  excess  of  the  limit stated in Item 3 of the Declarations  of  this  Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of  this Bond.

If the Underwriter shall make payment to the In- sured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the  value  of  which  do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion  and  option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Under- writer against all loss  or expense that the Under- writer may sustain because of  the  issuance  of such Lost Instrument Bond or  Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Under- writer may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replace- ment thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual pre- mium charged therefor,  said  proportion  being equal to  the  percentage  that  the  Deductible Amount bears to the value of the securities upon discovery of the loss,  and  that  it  will  indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that  is  not  recover- able from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to  the Limit of  Liability hereunder.

SECTION  8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such  loss  from any source other than suretyship, insurance, re- insurance, security or indemnity  taken  by  or  for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for  the  excess  portion  of  such loss, and  the  remainder,  if  any, shall be  paid  first in reimbursement of the Underwriter and there- after in reimbursement  of  the   Insured  for  that part of such loss within  the  Deductible  Amount. The Insured shall execute all necessary papers to secure to the Underwriter the  rights provided for herein.

SECTION 9. NON-REDUCTION AND  NON- ACCUMULATION  OF  LIABILITY AND  TOTAL  LIABILITY

At all times prior to termination hereof this  Bond shall continue in force for the limit stated in the applicable sections of  Item  3  of  the  Declarations of this Bond  notwithstanding   any  previous  loss for which the Underwriter may have paid or  be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to  all loss  resulting form

(a)     any one act  of  burglary,  robbery  or  hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b)     any one unintentional or negligent act on  the part of any one person  resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c)     all wrongful  acts, other than those specified in

(a)    above, of any  one  person  shall be  deemed to be one loss, or

(d)     all wrongful  acts, other than those specified in

(a)     above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Em- bezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intention- ally or unintentionally, knowingly or unknowin- gly, directly or indirectly, aid or  aids  in  any way, or permits the continuation of, the dis- honest act or acts of any other person or persons shall be deemed to  be  one  loss  with the act or  acts of  the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations  of  this  Bond  irrespective of the total amount of such loss or  losses and shall not be  cumulative  in  amounts  from  year to year or  from  period to period.

Sub-section (c) is  not  applicable  to  any  situation to  which the language of  sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PRO- VIDED clause of Section 9 of this Bond which is recoverable or  recovered  in  whole  or  in  part under any other Bonds or Policies issued by the Underwriter to the  Insured or  to  any predecessor in interest of the Insured and  terminated or can- celled or allowed to expire and in which  the  pe- riod for discovery has not expired at the time any such loss thereunder is discovered, the total li- ability of the  Underwriter under this Bond   and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for  any  such loss if  the latter amount be the larger.

SECTION 11.  OTHER INSURANCE

If the Insured shall hold, as indemnity  against  any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such  amount  of  such loss which is in excess of the  amount  of  such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond ap- plicable to  such loss.

SECTION 12.  DEDUCTIBLE

The Underwriter shall not  be  liable  under  any  of the Insuring Agreements  of  this  Bond  on  account of loss as specified, respectively,  in sub-sections (a), (b), (c), (d) and (e) of Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liabil- ity, unless the amount of such loss, after deduct- ing the net amount of all reimbursement and/or recovery obtained or made by the insured,  other than from any Bond or Policy of insurance issued by an insurance company  and covering  such  loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth  in Item 3 of the Declarations hereof (herein  called  Deduct- ible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3  of  the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument  Bonds  as set forth  in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any In- vestment Company named as Insured herein.

SECTION  13.  TERMINATION

The Underwriter may terminate this Bond as an entirety  by  furnishing  written  notice   specifying the termination date which cannot be prior  to  90 days after the receipt of such written notice  by each Investment Company named as  Insured  and the Securities and Exchange Commission, Wash- ington, D.C. The  Insured  may  terminate  this  Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the In- sured shall furnish written notice to the Securities and Exchange Commission,  Washington, D.C. prior to 90 days before the effective date of the ter- mination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the ter- mination cannot be  effective  prior  to  90  days after receipt of written notice by all other Invest- ment Companies. Premiums are earned until the termination date as set forth  herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or  by State or Federal officials, or immediately upon the filing of a petition under any State  or  Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of  the  Insured,  or  immediately  upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of  its assets.

This Bond will terminate as to any registered management investment company upon the ex- piration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington,  D.C.

The Underwriter shall refund the unearned pre- mium computed as short rates in accordance with the standard short rate cancellation tables if ter- minated by the Insured or  pro  rata  if  terminated for  any other reason.

This Bond shall terminate

(a)     as to any Employee as soon as any partner, officer or supervisory Employee of the In- sured, who is not in collusion with such Em- ployee, shall learn of  any dishonest or  fraudu-

lent act(s), including Larceny  or  Embezzlement on the part of such Employee  without  preju- dice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety  (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company,  or

(b)     as to any Employee 90 days after receipt  by each Insured and by the Securities and Ex- change Commission of a written  notice  from the Underwriter of its desire  to terminate this Bond as to  such Employee, or

(c)     as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this Bond, from and after  the time that the Insured or any partner or officer thereof not  in collusion with such person shall have knowledge of information that such per- son has committed any dishonest or  fraudu- lent act(s), including  Larceny  or  Embezzlement in the service of the Insured or otherwise, whether such  act  be  committed  before  or after the time this Bond is effective.

SECTION 14.  RIGHTS AFTER TERMINATION

OR  CANCELLATION

At any time prior to the  termination  or  cancella- tion of this Bond as an entirety, whether by the Insured or the  Underwriter,  the  Insured  may  give to the Underwriter notice that it desires under this Bond an additional period  of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period  of time  shall terminate  immediately;

(a)     on the effective date of any other insurance obtained by the Insured, its successor in busi- ness or any other  party, replacing in whole  or in part the insurance afforded by this Bond, whether or not such  other insurance provides coverage for  loss sustained prior to its ef- fective  date, or

(b)     upon takeover of  the  Insured's  business  by any State or Federal official or agency, or  by any receiver  or  liquidator,  acting  or  appointed for this purpose without the necessity of the Underwriter giving notice  of  such  termination. In the event that such additional period of time is terminated, as provided above, the Under- writer  shall refund  any unearned premium.

The right to purchase  such  additional  period  for the discovery of loss may  not  be  exercised  by any State or Federal official or agency, or by  any receiver or liquidator, acting or appointed to  take over the Insured's business for  the  operation  or for the liquidation thereof or for any other  pur- pose.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities  established  and  maintained by Depository Trust Company, Midwest Deposi- tory Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest  therein  as effec- tive by the making of appropriate entries on the books and records of such Corporations shall be deemed to  be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners,  clerks and other employees of the New York Stock Exchange,  Boston  Stock  Exchange,  Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose  name  is  registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any em- ployee of any recognized service company, while such officers, partners, clerks and other  employ- ees and employees of service companies per- form services for such Corporations in the op- eration of such systems. For the purpose of the above definition a  recognized  service  company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract  basis.

The Underwriter shall not be  liable on  account  of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recov- erable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such  loss(es),  and  then  the  Underwriter  shall  be liable hereunder only for the Insured's  share  of such excess loss(es), but in no  event  for  more than the Limit of  Liability applicable hereunder.

For the  purpose  of  determining  the  Insured's share of excess loss(es)  it  shall  be  deemed  that the Insured has an interest in any certificate re- presenting any security included within such sys- tems equivalent to the interest the  Insured  then has in all certificates representing the same secu- rity included within such systems and that such Corporation shall use their best judgment in ap- portioning the  amount(s) recoverable  or  recov- ered under any Bond or Policy of insurance in- demnifying  such  Corporations  against  such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate en- tries in the books and records of such  Corpora- tions in Property involved in such loss(es) on  the basis that each such interest shall share in the amount(s) so recoverable  or  recovered  in the  ra- tio that the value of  each  such  interest  bears  to the total value of all such interests and that the Insured's share of such  excess  loss(es)  shall  be the amount of the Insured's interest in such Prop- erty in excess of the amount(s) so apportioned to the Insured by  such Corporations.

This Bond does not afford coverage in  favor  of such Corporations or  Exchanges  or  any  nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of  any loss(es) within the systems, an assignment of such of the In- sured's rights and causes of action as it may have against such Corporations or Exchanges  shall  to the extent of such payment,  be  given  by  the Insured to the Underwriter, and the Insured shall execute all papers necessary  to secure to the Underwriter  the rights provided  for  herein.

SECTION  16.  ADDITIONAL  COMPANIES

INCLUDED  AS  INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)     the total liability of the  Underwriter  hereunder for loss or losses sustained by  any  one  or more or all of them shall not  exceed  the  limit for which the Underwriter would be liable hereunder if all such loss were  sustained  by any one of  them.

(b)     the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or re- ceiving of any notice required  or  permitted to be given by the terms  hereof,  provided  that the Underwriter shall furnish each named In- vestment Company with a copy of  the  Bond and with  any  amendment  thereto,  together with a copy of each formal filing of the set- tlement of each such claim prior to the ex- ecution of  such settlement,

(c)     the Underwriter shall not  be  responsible  for the proper application of any payment made hereunder to  said first  named Insured,

(d)     knowledge possessed or discovery made by any partner, officer  or  supervisory  Employee of any Insured shall for the purpose of  Sec- tion 4 and Section 13 of this Bond constitute knowledge or  discovery by all the Insured, and

(e)     if the first named Insured ceases for any rea- son to be covered under this Bond, then the Insured next named shall thereafter be con- sidered as the first named Insured for the purposes of  this Bond.

SECTION 17. NOTICE AND CHANGE OF

CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth  in Section 2(a) (9) of the Investment Company Act of 1940) of  the Insured, the Insured shall within thir- ty (30) days of such  knowledge  give  written  no- tice to  the Underwriter setting forth:

(a)     the names of the transferors  and  transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b)     the total number  of  voting  securities  owned by the transferors and the transferees (or the beneficial  owners),  both  immediately  before and after the transfer, and

(c)     the total number of outstanding voting securi- ties.

As used in this  section,  control  means the  power to exercise a controlling influence over the man- agement or  Policies of  the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond,  effective upon the date of stock transfer for any loss in which any transferee is concerned or  implicated.

Such notice is not required to be given  in  the case of an Insured which is an Investment Com- pany.

SECTION 18.  CHANGE OR MODIFICATION

This Bond or any instrument  amending  or  effec- ting same may not be changed  or  modified  orally. No changes in or modification thereof shall be effective unless made by written  Endorsement issued to form  a  part  hereof  over  the  signature of the Underwriter's Authorized Representative. When a Bond covers only one Investment  Com- pany no change or modification which would ad- versely affect the rights of the Investment  Com- pany shall be effective prior to 60  days  after written notification has been furnished to the Se- curities   and   Exchange   Commission,   Washington,

D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities  and Exchange  Commission,  Washington,

D.C. not less than 60 days prior to  the  effective date of any change or modification which would adversely affect the rights of such Investment Company.

FI 88 01 (Ed. 10 11)

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition		Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7510	11-16		Investment Company Bond Dec Page
FI7511	08-15		Investment Company Bond Insuring Agreements
SRF9808	08-95		Rider - ERISA Rider	1
SRF9808	08-95		Rider - 90 Day FINRA Cancellation	2
FI7343	08-15		Joint Insured List	3
FI7506	08-15		Insuring Agreement (L) Computer Systems	4
FI7508	08-15		Newly Established Funds	5
FI7340	08-15		Economic And Trade Sanctions Clause
FI7341	04-17		In-Witness Clause
* If not at inception

RIDER NO. 1

To be attached to and form part of Investment Company Bond No.  FS 5245121 15 00

In favor of  Integrity Viking Funds

ERISA Rider

It is agreed that:

1.  "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2.  If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an  amount  of coverage for each such  Plan at least equal to that which would be required if such plans were bonded separately.

3.  In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations  and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has covered thereunder.

4.  If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with applicable provisions of said Regulations.

5.  The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security

Act of 1974.

6.  Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

7.  This rider shall become effective as of 12:01 a.m. on 10/03/2017 standard time.

RIDER NO. 2

To be attached to and form part of Investment Company Bond No.  FS 5245121 15 00

In favor of  Integrity Viking Funds

90 Day FINRA Cancellation

It is agreed that:

1.  Section 13 entitled "TERMINATION" is amended to include the following after the third paragraph:

No termination of this bond as an entirety by the Underwriter shall take effect prior to the expiration of ninety (90) days after written notice of such termination has been mailed to the Financial Industry Regulatory Authority, 1735 K Street, NW, Washington, DC 20006.  The Underwriter will use its best efforts to so notify said Authority but failure to so notify said Authority shall not impair or delay the effectiveness of any such termination.

2.  Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements, or limitations of the attached bond other than as above stated.

3.  This rider shall become effective at 12:01 a.m. on 10/03/2017 standard time.

RIDER NO. 3

JOINT INSURED LIST

To be attached to and form part of INVESTMENT COMPANY BOND, Bond No.       FS 5245121 15 00

In favor of   Integrity Viking Funds It is agreed that:

1.     At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Integrity Divident Harvest Fund Integrity Growth & Income Fund Integrity High Income Fund Kansas Municipal Fund

Maine Municipal Fund Nebraska Municipal Fund

New Hampshire Municipal Fund Oklahoma Municipal Fund

Viking Tax-Free Fund for Montana Viking Tax-Free Fund for North Dakota

Williston Basin/Mid-North America Stock Fund Corridor Investors, LLC

Corridor Investors, LLC 401(K) Plan Viking Fund Management, LLC Integrity Fund Services, LLC Integrity Funds Distributor, LLC Integrity Energized Dividend Fund

2.     Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3.     This Rider shall become effective as of 12:01 a.m. on 10/03/2017 standard time.

FI 75 06 (Ed. 08/15)

RIDER NO. 4

INSURING AGREEMENT (L) COMPUTER SYSTEMS

To be attached to and form part of INVESTMENT COMPANY BOND, Bond No.       FS 5245121 15 00

In favor of   Integrity Viking Funds

It is agreed that:

1.     The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)   entry of data into, or

(2)   change of data elements or programs within a Computer System; provided that fraudulent entry or change causes

(a)  Property to be transferred paid or delivered,

(b)  an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)  an unauthorized account or a fictitious account to be debited or credited;

(3)   voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

(a)   cause the Insured or its agent(s) to sustain a loss, and

(b)   obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

(c)   and further provided such voice instructions or advices:

(i)    were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

(ii)   were electronically recorded by the Insured or its agent(s).

(4)   It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.     As used in this Rider, Computer System means:

(a)   computers with related peripheral components, including storage components, wherever located,

(b)   systems and applications software,

(c)   terminal devices,

(d)   related communication networks or customer communication systems, and

(e)   related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.     In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement:

(a)   loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b)   loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design,  develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.     The following portions of the attached bond are not applicable to this Rider:

(a)   the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."

(b)   Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability

(c)   Conditions and Limitations - Section 10. Limit of Liability

5.     The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.     All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.     The Limit of Liability for the coverage provided by this Rider shall be $ 2,025,000.

8.     The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 50,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9.     If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.  Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)   90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)   immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.  Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence:

Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices.

12.  Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13.  Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14.  This Rider shall become effective as of 12:01 a.m. on 10/03/2017 standard time.

FI 75 08 (Ed. 08/15)

RIDER NO. 5

NEWLY ESTABLISHED FUNDS

To be attached to and form part of INVESTMENT COMPANY BOND, Bond No.       FS 5245121 15 00

In favor of   Integrity Viking Funds

It is agreed that:

1.     If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of another institution, such funds shall automatically be covered, hereunder from the date of such establishment without the payment of additional premium for the remainder of the Bond Period.

2.     Notice of any newly established funds during the Bond Period are to be made to the Underwriter at the earliest practicable moment and prior to the expiration date of the attached bond.

3.     If the Insured shall, while this bond is in force, require an increase in the Limit of Liability of Insuring Agreement

(A)  Fidelity in order to comply with the Securities and Exchange Commission Rule 17g-1 of the Investment Company Act of 1940 (17 Code of Federal Regulations § 270.17g-1) due to an increase in asset size of the currently named funds or via the addition of newly established funds by the Insured under the bond, such increase in the Limit of Liability for Insuring Agreement (A) Fidelity (as required) shall automatically be increased up to the minimum required and mandated by S.E.C. Rule 17g-1, but shall not exceed an each and every loss Limit of Liability of $ 2,500,000 hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period.

4.     Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

5.     This Rider shall become effective as of 12:01 a.m. on 10/03/2017 standard time.

FI  73  40  (Ed.  08/15)

THIS  RIDER  CHANGES  YOUR  BOND.  PLEASE  READ  IT  CAREFULLY.

ECONOMIC AND  TRADE SANCTIONS CLAUSE

This insurance does not apply to  the extent that trade or  economic sanctions or  other laws or  regulations prohibit  us from  providing  insurance.

FI  73  40  (Ed.  08/15)

FI 73 41 (Ed. 04/17)

In Witness Clause

In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.

PRESIDENT                                                                     SECRETARY

FI 73 41 (Ed. 04/17)

Copyright Great American Insurance Co., 2009